SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A. Book Value Report, Prepared in Accordance with Law No. 6,404, of December 15, 1976 Deloitte Touche Tohmatsu Auditores Independentes

BOOK VALUE REPORT,

PREPARED IN ACCORDANCE WITH

LAW No. 6,404, OF DECEMBER 15, 1976

I - INTRODUCTION

 DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, an accountants firm, with main office in the city of São Paulo, at Rua Bela Cintra, 881, enrolled in the National Register of Legal Entities under CNPJ/MF No. 49.928.567/0001-11, as provided for in article 8 of Law No. 6,404, of December 15, 1976, at your request, has reviewed the net assets of TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A., a publicly-held company with main office in the city of Brasília, Federal District, at Setor Comercial Sul, quadra 2, bloco C, Edifício Vivo, CNPJ/MF No. 02.558.132/0001-69, with its articles of association properly filed with the Board of Trade under NIRE No. 53.30.000.580-0, hereinafter referred to as the Company, for purpose of supporting its partial spin-off with transfer of the spun-off portion to:

TELEGOIÁS CELULAR S.A. ("TGO"), corporation with main office in the City of Goiânia, State of Goiás, at Rua 136C, quadra F44, 150, Setor Sul, with its incorporation documents filed with the Board of Trade under NIRE No. 5230000803-4, and subsequent amendments also filed with that agency and enrolled in the National Register of Legal Entities under CNPJ No. 02.341.506/0001-90;

TELEMAT CELULAR S.A. ("TMAT"), corporation with main office in the City of Cuiabá, State of Mato Grosso, at Avenida Getúlio Vargas, 1.300, with its incorporation documents filed with the Board of Trade under NIRE No. 51.300.006.464, and subsequent amendments also filed with that agency and enrolled in the National Register of Legal Entities under CNPJ No. 02.340.817/0001-34;

TELEMS CELULAR S.A. ("TMS"), corporation with main office in the City of Campo Grande, State of Mato Grosso do Sul, at Avenida Afonso Pena, 2.386, 1º andar, with its incorporation documents filed with the Board of Trade under NIRE No. 54.300.003.506, and subsequent amendments also filed with that agency and enrolled in the National Register of Legal Entities under CNPJ No. 02.331.492/0001-23;

 TELERON CELULAR S.A. ("TRON"), corporation with main office in the City of Cidade Porto Velho, State of Rondônia, at Rua Getúlio Vargas, 1.941, with its incorporation documents filed with the Board of Trade under NIRE No. 11.300.001.672, and subsequent amendments also filed with that agency and enrolled in the National Register of Legal Entities under CNPJ No. 02.337.949/0001-07; and

TELEACRE CELULAR S.A. ("TACRE"), corporation with main office in the City of Rio Branco, State of Acre, at Rua Minas Gerais, 64, with its incorporation documents filed with the Board of Trade under NIRE No. 12.300.000.731, and subsequent amendments also filed with that agency and enrolled in the National Register of Legal Entities under CNPJ No. 01.002.806/0001-31;

hereinafter referred to as TRANSFEREES, present herewith the results of the book value report on the Company's net assets as of May 31, 2004.

II - DESCRIPTION AND VERIFICATION OF ASSETS

We verified that the Company's cash, goodwill and reserve for maintenance of integrity of shareholders' equity, stated in the balance sheet as of May 31, 2004, actually exist and their ownership is supported by proper legal and tax documentation, and no claims or lawsuits filed by third parties in relation to the aforementioned assets have been identified.

III - DETERMINATION OF BOOK VALUE OF NET ASSETS

 The net assets to be transferred to the Company were determined in accordance with Brazilian accounting practices, based on the balance sheet as of May 31, 2004.

IV - BOOKS AND RECORDS

The Company's books and records meet all legal and tax requirements and bookkeeping was in conformity with Brazilian accounting practices, uniformly and consistently applied.

The details of the assets, rights and obligations comprising the net assets are in the possession of the Company in the form of subsidiary ledgers and analytical reports.

V - BALANCE SHEET

Based on the aforementioned criteria, the balance sheet is as follows:

BALANCE SHEET AS OF MAY 31, 2004

(In Brazilian reais - R$)

	Account balance 05/31/04	Spun-off portion to be transferred to					Remaining portion
ASSETS		TGO	TMAT	TMS	TRON	TACRE

CURRENT ASSETS
Cash and cash equivalents	106,255,266.13	(41,769.07)	(29,492.38)	(17,095.35)	(8,160.36)	(3,482.84)	106,155,266.13
Trade accounts receivable, net	90,366,733.72	-	-	-	-	-	90,366,733.72
Interest on capital and dividends	97,637,150.02	-	-	-	-	-	97,637,150.02
Inventories	25,491,929.78	-	-	-	-	-	25,491,929.78
Deferred and recoverable taxes	28,329,402.73	-	-	-	-	-	28,329,402.73
Prepaid expenses	3,872,412.07	-	-	-	-	-	3,872,412.07
Other	11,593,696.67	-	-	-	-	-	11,593,696.67
	363,546,591.12	(41,769.07)	(29,492.38)	(17,095.35)	(8,160.36)	(3,482.84)	363,446,591.12
LONG-TERM ASSETS
Deferred and recoverable taxes	33,288,571.19	-	-	-	-	-	33,288,571.19
Receivables from affiliates	34,954,830.67	-	-	-	-	-	34,954,830.67
Other	28,171,998.32	-	-	-	-	-	28,171,998.32
	96,415,400.18	-	-	-	-	-	96,415,400.18
PERMANENT ASSETS
Goodwill on merger of WXYZ0059 Holdings S.A.	1,503,120,638.63	(352,025,090.35)	(248,558,469.39)	(144,077,704.62)	(68,774,574.40)	(29,353,010.08)	660.,331,789.79
Investments	1,427,550,787.60	-	-	-	-	-	1,427,550,787.60
Property, plant and equipment, net	239,156,111.87	-	-	-	-	-	239,156,111.87
	3,169,827,538.10	(352,025,090.35)	(248,558,469.39)	(144,077,704.62)	(68,774,574.40)	(29,353,010.08)	2,327,038,689.26
	-	-	-	-	-	-	-
TOTAL ASSETS	3,629,789,529.40	(352,066,859.42)	(248,587,961.77)	(144,094,799.97)	(68,782,734.76)	(29,356,492.92)	2,786,900,680.56

BALANCE SHEET AS OF MAY 31, 2004

(In Brazilian reais - R$)

	Account balance 05/31/04	Spun-off portion to be transferred to					Remaining portion
ASSETS		TGO	TMAT	TMS	TRON	TACRE

CURRENT LIABILITIES
Payroll and related accruals	8,905,692.15	-	-	-	-	-	8,905,692.15
Trade accounts payable	59,319,613.53	-	-	-	-	-	59,319,613.53
Taxes payable	22,119,639.57	-	-	-	-	-	22,119,639.57
Loans and financing	30,204,619.26	-	-	-	-	-	30,204,619.26
Interest on capital and dividends	127,734,072.41	-	-	-	-	-	127,734,072.41
Payables to affiliates	3,827,639.61	-	-	-	-	-	3,827,639.61
Reserve for maintenance of integrity of shareholders' equity	198,411,924.30	(46,467,311.93)	(32,809,717.96)	(19,018,257.01)	(9,078,243.82)	(3,874,597.33)	87,163,796.25
Other	4,919,308.17	-	-	-	-	-	4,919,308.17
	455,442,509.00	(46,467,311.93)	(32,809,717.96)	(19,018,257.01)	(9,078,243.82)	(3,874,597.33)	344,194,380.95
LONG-TERM LIABILITIES
Loans and financing	39,838,426.61	-	-	-	-	-	39,838,426.61
Reserve for contingencies	112,710,279.34	-	-	-	-	-	112,710,279.34
Reserve for maintenance of integrity of shareholders' equity	793,647,697.19	(185,869,247.70)	(131,238,871.84)	(76,073,028.04)	(36,312,975.29)	(15,498,389.32)	348,655,185.00
Other	4,271,842.75	-	-	-	-	-	4,271,842.75
	950,468,245.89	(185,869,247.70)	(131,238,871.84)	(76,073,028.04)	(36,312,975.29)	(15,498,389.32)	505,475,733.70

Capital	764,511,156.20	(41,769.07)	(29,492.38)	(17,095.35)	(8,160.36)	(3,482.84)	764,411,156.20
Capital reserves	4,714,020.64	-	-	-	-	-	4,714,020.64
Profit reserves	480,234,403.52	-	-	-	-	-	480,234,403.52
Special reserve	570,482,022.63	(119,688,530.72)	(84,509,879.59)	(48,986,419.57)	(23,383,355.29)	(9,980,023.43)	283,933,814.03
Treasury shares	(49,162,446.49)	-	-	-	-	-	(49,162,446.49)
Retained earnings	453,099,618.01	-	-	-	-	-	453,099,618.01
SHAREHOLDERS' EQUITY	2,223,878,774.51	(119,730,299.79)	(84,539,371.97)	(49,003,514.92)	(23,391,515.65)	(9,983,506.27)	1,937,230,565.91

TOTAL LIABILITIES	3,629,789,529.40	(352,066,859.42)	(248,587,961.77)	(144,094,799.97)	(68,782,734.76)	(29,356,492.92)	2,786,900,680.56

VI - CONCLUSION

 As a result of the examinations and analyses performed, we have concluded that the net assets of the Company to be spun off and transferred to the TRANSFEREES, determined in accordance with the criteria previously defined, are R$286,648,208.60 (two hundred and eighty-six million, six hundred and forty-eight thousand, two hundred and eight Brazilian reais and sixty cents), comprising R$100,000.00 (one hundred thousand Brazilian reais) related to cash and R$286,548,208.60 (two hundred and eighty-six million, five hundred and forty-eight thousand, two hundred and eight Brazilian reais and sixty cents) referring to the special reserve for goodwill as of May 31, 2004.

VII - CLOSING

Thus, we have concluded our work and sign this book value report in three counterparts of equal content for all legal purposes.

São Paulo, May 14, 2004

DELOITTE TOUCHE TOHMATSU Auditores Independentes	José Domingos do Prado Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.